UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

_____________________________

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS IN PUBLICLY TRADED COMPANIES

ISSUER IDENTIFICATION

REFERENCE YEAR END DATE	31/12/2014

TAX ID No.:	A-48265169

REGISTERED NAME

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

REGISTERED ADDRESS

PLAZA DE SAN NICOLÁS, 4, 48005 BILBAO (VIZCAYA)

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

MODEL FORM OF ANNUAL REPORT ON THE REMUNERATION OF

DIRECTORS IN PUBLICLY TRADED COMPANIES

A	CORPORATE REMUNERATION POLICY FOR THE CURRENT YEAR

A.1 Explain the corporate remuneration policy. This section will include information on:

•	General principles and foundations of the remuneration policy.

•	Most significant changes in the remuneration policy applied during the previous year and changes made during the year to the conditions for the exercise of previously awarded options.

•	Criteria used and composition of the comparable groups of companies whose remuneration policies have been examined to establish the corporate remuneration policy.

•	Relative importance of variable remuneration items in comparison to fixed items and the criteria used to determine the components of the directors’ remuneration package (remuneration mix).

Explain the remuneration policy

The BBVA remuneration policy is oriented toward reciprocal generation of value for employees and for the Group. It seeks alignment with shareholder’s interests and with prudent risk management. Thus, the core principals underpinning the Group’s remuneration policy are:

•	Long-term value creation.

•	Reward achievement of results on the basis of prudent, responsible risk taking.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track record.

•	Ensure internal equitability within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specialising in remuneration.

•	Ensure transparency in its remuneration policy.

On the basis of these general principles, BBVA has laid down a remuneration policy that is generally applied to all personnel comprising: (i) fixed remuneration based on the level of responsibility assumed, which constitutes a relevant part of the total remuneration; and (ii) variable remuneration linked to the achievement of previously established targets and prudent risk management, including incentives tailored to the long-term interests of the entity, considering current and future risks; and a (iii) specific variable incentive package applicable to the group of employees whose professional activities within the Group have a significant impact on the Company’s risk profile or who perform control functions, including executive directors and members of the senior management (hereinafter, the “Identified Staff”).

Up until 2014, BBVA’s annual variable remuneration comprised ordinary variable remuneration, applicable to all employees, and remuneration in shares based on a specific incentive for the management team (MTI).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Group opted to modify its remuneration policy as of 1 January 2015 for the purposes of further aligning with the best practices in the marketplace, regulatory requirements and internal organisation and strategy. Unifying variable components into a single annual incentive, based on the establishment of value creation indicators, which combine the employees’ results (financial and non-financial) with those of their Unit, those of the Area to which they belong and those of the Group as a whole (hereinafter, the “Annual Variable Remuneration”).

The fixed remuneration and the variable remuneration together comprise the employee’s total annual remuneration. As a target, the fixed component should constitute a sufficiently high percentage of the total remuneration to allow maximum flexibility regarding the variable component.

Thus, as of 2015, and by agreement of the Board of Directors, a series of adjustments have been adopted for the variable incentive model applicable to the members of the Identified Staff, maintaining a significant amount of elements from the previous system for variable remuneration liquidation and payment to the Identified Staff (such as payment of a percentage in shares, deferral of a percentage of the variable remuneration; mandatory withholding periods over such shares; malus clauses, etc.), but including some elements intended to better align remuneration with the Group’s objectives of long-term returns and recurrence, liquidity and financing, and solvency, reinforcing the principle of prudent risk management and seeking to increase transparency. Thus, the following are salient among the new elements:

•	Increasing the number and type of indicators used for calculating variable remuneration.

•	Strengthening the links between variable remuneration and risk metrics, reinforcing its alignment with a prudent management of the risk.

•	Increasing the weight of the multi-annual indicators for determining the variable remuneration and thus reinforcing the long-term results.

•	Reinforcing the deferral period in the payment of the variable remuneration.

•	Increasing the transparency in the variable remuneration calculation.

Remuneration policy applicable to directors

Turning to the BBVA directors, Company Bylaws establish a remuneration system that distinguishes between the remuneration of executive directors and the remuneration of non-executive directors.

The specific system established to remunerate executive directors rewards their executive duties. It applies remuneration items used by the major listed international corporations to pay their senior management. These concepts are included in the wording under article 50 bis of the Company Bylaws and correspond to the ones that are also applicable broadly to the members of senior management, whose variable remuneration is adjusted to the established model in general for the Identified Staff as detailed further in sections A.3 and A.4 hereof.

The remuneration system for non-executive directors, as stipulated in article 33 bis of the Company Bylaws, is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they undertake, comprising fixed elements detailed in section A.3 of the present Report.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.2 Information on the preparatory work and decision-making process followed to determine the remuneration policy and role, if any, performed by the remuneration committee and other supervisory bodies in shaping the remuneration policy. This information will include, where appropriate, the mandate given to the remuneration committee, its composition and the identity of the external consultants whose services have been used to define the remuneration policy. Also describe the character of the directors, if any, who have been involved in the definition of the remuneration policy.

Explain the process for determining the remuneration policy

The BBVA Board of Directors is aware of the importance of large companies having a corporate governance system to establish standards for orienting the structure and operation of its governing bodies in the interests of the Company and its shareholders.

Thus, the BBVA Board of Directors has a set of Regulations that embody the principles and elements that shape of the Bank’s System of Corporate Governance. These comprise standards for the internal rules and operation of the Board and its Committees, as well as the rights and obligations of directors in performance of their duties that comprise the Directors’ Charter.

Within the framework of the Company Bylaws, the BBVA Board Regulations assign exclusive powers to the Board to adopt resolutions on directors’ remuneration and, in the case of executive directors, the remuneration for their executive duties and other conditions that should be contained in their contracts.

Pursuant to best corporate governance practices and in order to better perform its duties, the BBVA Board of Directors has established several Committees to help it in matters falling within its remit. Amongst these, the Remuneration Committee is the body that assists the Board on issues regarding remuneration attributed to it under the Board Regulations, overseeing observance of the remuneration policy established by the Company. This Committee comprises a minimum of three members appointed by the Board of Directors. All the members must be non-executive directors, with a majority of independent directors, including the Committee Chair.

As of the date of this Report, the Remuneration Committee comprises five directors, all non-executives, with an independent majority. Their names, positions and status are listed below:

Name and surname(s)	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent
Tomás Alfaro Drake	Member	Independent
Ignacio Ferrero Jordi	Member	External
José Maldonado Ramos	Member	External
Juan Pi Llorens	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its Chair. During 2014, it met 4 times to deal with matters within its remit.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Under the Bank’s Board Regulations, the Remuneration Committee will perform, among others, the following duties:

1.	Propose the director’s remuneration policy to the Board of Directors, who will in turn remit it to the General Meeting.

2.	Determine the extent and amount of individual remuneration, entitlements and other economic rewards, and, other contractual conditions of executive directors.

3.	Submit a yearly proposal to the Board of Directors regarding the annual report on the remuneration of the Bank’s directors, which will in turn be submitted to the Annual General Shareholders Meeting.

4.	Propose the remuneration policy to the Board of Directors insofar as senior management and employees of the Identified Staff.

5.	Propose the basic conditions for the contracts of senior management to the Board, and directly supervise the remuneration of senior managers responsible for risk management and compliance duties within the Company.

6.	Oversee observance of the remuneration policy established by the Company and regularly review the remuneration policy applied to members of the Identified Staff, including executive directors and senior management.

7.	Any other duties that may have been assigned under these Regulations or attributed thereto by decision of the Board of Directors or applicable legislation.

In order to perform their duties appropriately, the Remuneration Committee uses advisory services provided by the Bank’s in-house staff and also outsourced advice as necessary to establish criteria regarding matters within its role. To such end, it is noted that in performance of its duties, the Remuneration Committee has used the advisory services provided by BBVA’s in-house staff and has received information and advice by two large global consultancy firms expert on directors’ and senior-managers’ remuneration, Towers Watson and McLagan (part of the Aon Hewitt Group).

Moreover, the BBVA Corporate Governance System has been designed so that the proposals addressing remuneration submitted to the Bank’s Board of Directors for consideration come from the Remuneration Committee for prior analysis. Likewise, the Remuneration Committee has the collaboration of the Board’s Risks Committee, which, in accordance with article 39 of the Board Regulations, is involved in the process of establishing the remuneration policy by checking that is consistent with sound and effective risk management and does not encourage risk-taking that exceeds the level of tolerated risk of the Company.

Lastly, those decisions regarding remuneration of executive directors that require it as per Law are submitted to the Bank’s General Shareholders Meeting for approval together with this Report.

All this ensures an appropriate decision-making process for remuneration-related matters.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.3 Indicate the amount and nature of the fixed components, with a breakdown where necessary, of the remuneration for the performance of senior management functions by the executive directors, the additional remuneration as chairman or member of any board committee, per diem payments for participation in the board and its committees and other fixed payments for the directorship and an estimate of the fixed annual remuneration to which they give rise. Identify other benefits not paid in cash and the basic parameters for which they are given.

Explain the fixed components of the remuneration

As indicated in Section A.1., the Bank has a remuneration system that distinguishes between executive and non-executive directors.

The structure of executive directors’ remuneration is established pursuant to article 50 bis of the Company Bylaws. It is in line with the general policy applicable to senior management remuneration.

Their fixed remuneration considers their professional experience and level of responsibility, ensuring competitiveness with the remuneration applied to equivalent duties in the major international financial institutions in the Bank’s peer group in Europe and the United States. Thus, when determining this remuneration and possible updates to it, the Remuneration Committee takes into account the specific characteristics of each position and level of responsibility and dedication that it requires, as well as the market analytics and studies carried out by best-in-class consultancy firms, in order to establish a level that is appropriate and competitive on the market. It also considers other factors such as average increases in the remuneration of members of the Management Committee.

The fixed remuneration of each executive director, once determined by the Committee, is proposed to the Board for approval. In application of this system, the Board of Directors, in their session held on 3 February 2015, at the proposal of the Remuneration Committee, resolved not to increase the fixed remuneration of the executive directors for 2015. It thus stands at €1,966,260 for Francisco González Rodríguez; at €1,748,000 for Ángel Cano Fernández; and at €800,000 for José Manuel González-Páramo.

Regarding non-executive directors, a separate system has been established based on the responsibility, dedication and incompatibilities required of them as a function of the position they hold.

Pursuant to article 33 bis of the Company Bylaws, the General Meeting is empowered to establish the annual allocation that the Bank will pay to the Board as a whole for directorships. The Board is then responsible for distributing this amount according to the criteria described below. It may reduce the total amount allocated where it deems this advisable. To such end, the 2012 General Meeting resolved to establish the total annual allocation payable by the Bank to all the directors as a whole for their directorships at €6 million. This amount will be maintained until the General Meeting resolves to change it.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

As a result, non-executive directors receive an annual cash payment for sitting on the BBVA Board, and a further amount for their membership of different Committees. As indicated, a higher weighting is accorded for chairing a Committee, and a relative amount is established depending on the different duties and dedication required for each Committee. These amounts have not been updated since July 2007.

Thus, the Board of Directors has agreed at the proposal of the Remuneration Committee, that the amounts of cash remuneration applicable to non-executive directors during 2015 are as follows:

•	Member of the Board of Directors: €128,717.18

•	Member of the Executive Committee: €166,740.83

•	Audit & Compliance Committee: Member: €71,400.24; Chair: €178,500.59

•	Risks Committee: Member: €106,920; Chair: €213,840

•	Remuneration Committee: Member: €42,840; Chair: €107,112;

•	Appointments Committee: Member: €40,698; Chair: €101,756

In addition, and pursuant to article 33 bis of the Company Bylaws, the Bank offers its non-executive directors a system of remuneration in shares with deferred delivery. Adopted at the Bank’s General Meeting on 18 March 2006 and extended for a further 5 years at the General Meeting in March 2011, this system comprises, in addition to a fixed remuneration, an annual allocation of “theoretical BBVA shares” to non-executive directors as part of their remuneration, which will effectively vest, where applicable, on the date on which they cease to be directors on any grounds other than dereliction of duty. The annual number of “theoretical shares” allotted to each non-executive will be equivalent to 20% of the total cash remuneration received by each non-executive director in the previous year, according to the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the respective Annual General Meetings that approve the financial statements corresponding to each year.

A.4 Explain the amount, nature and main characteristics of the variable components of the remuneration systems. In particular:

•	Identify each remuneration plan of which directors are beneficiaries, their scope, approval date, implementation date, validity period and main features.

For share option plans and other financial instruments, the general features of the plan will include information on the conditions for exercising such options or financial instruments for each plan.

•	Indicate any payments made under profit-sharing or bonus schemes, and the reason why they were granted.

•	Explain the basic parameters and grounds for any annual bonus scheme.

•	The types of directors (executive directors, external directors, independent directors or other external directors) that are beneficiaries of remuneration systems or plans that incorporate a variable remuneration.

•	The foundations of such variable remuneration systems or plans, the criteria chosen to assess performance as well as the components and assessment methods to determine whether the criteria have been met or not, and an estimate of the total amount of variable remuneration that would result from the current compensation plan, as a function of the degree to which targets or benchmarks have been met.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Where appropriate, give information on deferral periods or deferral of payment established and/or holdback periods for shares or other financial instruments, if any.

Explain the variable components of the remuneration systems

As indicated above, remuneration to non-executive directors is fixed while only executive directors who are members of the Board of Directors have variable remuneration.

Therefore, the variable remuneration of BBVA executive directors comprises, in keeping with the Policy established for 2015 and subsequent years, subject to the approval of the General Meeting, an annual variable remuneration determined on the basis of certain targets established yearly by the Board of Directors at the proposal of the Remuneration Committee, including not only financial indicators, significantly indexed to the Group’s recurrent earnings and medium and long-term business performance, avoiding the assumption of excessive risk exposure, but also non-financial indicators.

The annual assessment indicators for calculating the Annual Variable Remuneration for executive directors in 2015 and their weightings are as follows:

Indicator	Francisco González Rodríguez	Ángel Cano Fernández	JM González Páramo
Attributable Profit from continuing operations	30%	30%	20%
EVA from continuing operations	30%	30%	20%
Efficiency ratio	15%	10%	10%
Gross Loss Absorption Capacity (Net Margin)	15%	10%	—
Customer satisfaction (IreNe)	10%	10%	—
Tactical Indicator	—	10%	50%

The amount of annual variable remuneration of executive directors will be obtained on the basis of the result of the associated indicators, as a function of certain performance scales approved each year by the Board of Directors at the proposal of the Remuneration Committee.

Moreover, as already indicated, the executive director Annual Variable Remuneration will be subject to the variable remuneration system established for the members of the Identified Staff, whose characteristics for executive directors are:

•	50% of their Annual Variable Remuneration will be paid in BBVA shares, using the share price established by the Board of Directors as the reference for the payment of the part in shares;

•	Payment of 50% of the Annual Variable Remuneration in equal parts of cash and shares shall be made, providing the required conditions are met, during the first quarter of the year following the year corresponding to the remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The remaining 50% of Annual Variable Remuneration shall be deferred in its entirety for a period of 3 years, whereby its accrual and payment shall be subject to compliance with a series of multi-year indicators related to share price performance and the Group’s fundamental risk metrics, which shall be established when the Annual Variable Remuneration is determined and calculated over the 3-year deferral period.

•	Performance scales shall be associated with the multi-year assessment indicators, whereby if the targets set for each one are not achieved, the deferred amount of Annual Variable Remuneration may be reduced and could even lead to the loss of the full deferred amounts.

•	The shares paid may not be availed for a given period as of the date of delivery. The withholding will be applicable to the resulting number of shares after discounting the part needed to pay taxes on the shares received.

•	No hedging strategies may be carried out on the shares received as Annual Variable Remuneration nor on the deferred and outstanding shares.

•	Payment of the variable remuneration may be limited or impeded in certain cases (malus clauses).

•	The deferred component of the Annual Variable Remuneration that is ultimately settled shall be updated in the terms established by the Board of Directors.

•	The variable component remuneration of executive directors will be capped at a maximum amount of 200% of the fixed component of the total remuneration, as agreed by the General Shareholders’ Meeting.

In 2015, the multi-year assessment indicators for non-executive directors as approved by the Board of Directors at the proposal of the Remuneration Committee, and their corresponding weightings are as follows:

Indicator	Weighting
Relative TSR	10%
ROE	10%
Economic Capital / ERC	30%
Cost of Risk	20%
Loan to Stable Customer Deposit Ratio	30%

The foregoing shall be construed notwithstanding any due payments to executive directors in upcoming years corresponding to the amounts deferred from variable remuneration of past years, subject to the conditions established in each year as a result of the previous remuneration policies.

Thus, based on the applicable system in past years, executive directors will be paid as follows in the first quarter of 2015: 50% of the Annual Variable Remuneration for 2014, as well as the deferred parts of variable remuneration from other years whose payment corresponds to 2015 and their corresponding updates.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In 2016, executive directors will receive part of their Annual Variable Remuneration for 2015, according to the corresponding system described above (i.e., 50%), whilr the remaining 50% will be deferred until 2019, subject to the aforementioned conditions; as well as the deferred parts of the variable remuneration from other years whose payment comes due in 2016 and their corresponding updates.

A.5 Explain the main features of the systems of long-term savings, including retirement and any other survivor benefit, partly or wholly funded by the company, whether endowed internally or externally, with an estimate of their amount or annual equivalent cost, indicating the type of plan, whether defined contribution or defined benefit, the conditions for the vesting of the directors’ economic rights and their compatibility with any type of severance payment for early cancellation or termination of the contractual relationship between the company and the director.

Also indicate payments made to any director’s defined-benefit pension scheme; or any increase in the director’s vested rights when linked to contributions to defined-benefit schemes.

Explain the long-term savings systems

Pursuant to article 50 bis of the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

Therefore, in respect of the Consejero Delegado, the Bank has assumed commitments to cover such contingencies as follows:

a) Retirement: The entitlement to receive an annual retirement pension is recognised. Its amount will be calculated on the basis of the annual average total remuneration that would have been payable over the last two years prior to retirement as fixed remuneration and a fixed amount determined by the Board for this purpose (hereinafter referred to as the “pensionable salary”). The amount of the pension will be calculated depending on his effective length of service in the Bank until the age of 65 years, capped at 85% of the pensionable salary.

This entitlement will arise when, while in performance of his professional duties, he reaches the age of 65 years.

The Bank’s retirement commitments may be met, at the discretion of the beneficiary, by the payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

Likewise, the contractual conditions of the Consejero Delegado determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, and 85% should it occur after he has reached said age.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

b) Disability: On the same terms as the retirement pension, a disability pension will be recognised for an amount equal to the maximum amount of his retirement pension should he become permanently or totally disabled while in performance of his professional duties.

c) Death: In the event of death, an annual widow’s pension is established of 50% on the average pensionable salary for retirement or, as applicable, the retirement or disability pension that he may have been receiving.

Likewise, an annual orphans’ pension will be granted for his children until they reach the age of 25. For each child, this will be 20% of the pensionable salary. In no event may the sum of the widow’s and orphans’ pension exceed 100% of the pensionable salary of the policy at the time of death.

In respect of José Manuel González-Páramo, the Bank has assumed commitments to cover the same contingencies under the terms detailed as follows:

a) Retirement: The entitlement to receive an annual retirement pension is recognised. Its amount will be the result of the cumulative sum of annual contributions and their corresponding earnings up to that date. To such end, the contributions for each year will be sum resulting from applying 20% per year to the fixed remuneration received.

b) Disability: Should the executive permanently or totally disabled while in the discharge of his professional duties, an annual pension of 46% of the annual fixed remuneration over the previous 12 months will be recognised.

c) Death: In the case of death prior to retirement, the corresponding widow’s pension is established at 50% of the annual fixed remuneration of the previous 12 months.

Likewise, an annual orphans’ pension will be granted for his children until they reach the age of 25. For each such child, this will be 20% of the annual fixed remuneration of the previous 12 months. In no event may the sum of the widow’s and orphans’ pension exceed 100% of the annual fixed remuneration of the policy at the time of death.

At the date of this Report, there are no other pension obligations for other executive directors.

A.6 Indicate any indemnity payments agreed or paid in the event of termination of the directorship.

Explain the indemnity payments

At the date of this Report, the Bank has no commitments to pay severance indemnity in the event of termination of directorships other than those indicated in section A.7.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

A.7 Indicate the conditions that the contracts of executive directors in senior management positions must respect. Among other aspects, give information on the duration, limits to the amounts of indemnity, tenure clauses, notice periods and payments that can replace such notice periods, and any other clauses regarding hiring bonuses, as well as severance payments or ring-fencing for early cancellation or termination of the contractual relationship between the company and the executive director.

Include, inter alia, covenants or agreements regarding non-competition, exclusivity, tenure or loyalty and non-competition after termination of contract.

Explain the conditions of the contracts of executive directors

The Board Regulations confer on the Board exclusive authority to adopt resolutions regarding the terms and conditions that the executive directors’ contracts must respect. Moreover, the duties of the Remunerations Committee include the determination of the extent and amount of the remuneration, entitlements and other economic rewards for the executive directors so that these can be agreed by contract.

The Committee’s proposals on such matters will be submitted to the Board of Directors. The contracts signed with each executive director determine their respective remunerations, entitlements and economic rewards, comprising the items established under article 50.bis of the Company Bylaws. This Report contains a description of such items:

The executive directors’ contracts are open-ended and none include any notice period or tenure clauses.

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo who is contractually entitled to receive an indemnity equivalent to twice his annual fixed remuneration should he cease to hold his position as executive director on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the Consejero Delegado determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, and 85% should it occur after he has reached said age.

As regards non-competition agreements, article 16 of the Board Regulations establishes that the director that ceases to belong to the Bank’s Board of Directors may not provide services to another financial institution in competition with the Bank or its subsidiaries for two years from the date they leave their directorship, unless they are given express authorisation by the Board. Such authorisation may be denied on the grounds of corporate interest.

Moreover, the Board Regulations establish a set of rules on the incompatibility of the directorship that all members of the Board of Directors must respect, as well as any others that may at any time apply by virtue of applicable legislation, under the terms contained in article 11.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Similarly, the rules regarding conflicts of interest shall apply to all directors as established under article 8 of the Board Regulations.

The remaining contractual terms and conditions of the executive directors are detailed in section A.5. above.

A.8 Explain any additional remuneration paid to directors for services rendered other than those inherent to their directorship.

Explain supplementary remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.9 Indicate any remuneration granted in the form of advances, credits and guarantees, indicating the interest rate, key features and any amounts finally repaid, as well as the obligations against them by way of guarantee.

Explain the advances, credits and guarantees granted

The directors of BBVA have not accrued any remuneration in respect of this item.

A.10 Explain the main features of remuneration in kind.

Explain any remuneration in kind.

In keeping with article 14 of the BBVA Board of Directors Regulations, directors benefit from healthcare and accident insurance policies undersigned by the Bank, which satisfies the corresponding premiums, which are attributed to the directors as remuneration in kind.

Additionally, the Bank pays the executive directors other remunerations in kind such as ADSL, vehicle leasing and other corporate benefits that generally apply to Bank senior managers.

A.11 Indicate the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services, when such payments are intended to remunerate the director’s services in the company.

Explain the remuneration accruing to the director by virtue of payments made by the listed company to a third party in which the director provides services.

The directors of BBVA have not accrued any remuneration in respect of this item.

A.12 Any kind of remuneration item other than those listed above, regardless of their nature or the group entity paying them, especially when it may be considered a related-party transaction or when its issuance would distort the true picture of the total remuneration received by the director.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain other remuneration items

The directors of BBVA have not accrued any remuneration in respect of this item.

A.13 Explain the actions taken by the company in connection with the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company. Include, where appropriate, a reference to: measures designed to ensure that the remuneration policy is aligned with the long-term performance of the company; measures establishing an appropriate balance between fixed and variable compensation; measures taken in relation to those categories of staff whose professional activities have a material impact on the risk profile of the entity; clawback formulae or clauses to reclaim variable components of performance-based remuneration when such components have been paid on the basis of data that is subsequently proven to be wholly inaccurate; and measures designed to prevent conflicts of interest, where applicable.

Explain the actions taken to reduce the risks

The Group’s remuneration policy is aligned with the interests of its shareholders and with prudent risk management.

•	Use of the Economic Value Added (EVA) as one of the main appraisal metrics for the financial results as a basis for determining ordinary variable remuneration. It uses Economic Value Added (EVA) as the principal valuation metric for the financial earnings that provide a basis for determining the ordinary variable remuneration. Pursuant to the provisions of the Guidelines issues by the Committee of European Bank Supervisors in December 2010, adopted by the Bank of Spain, this indicator is considered to be a suitable measure for evaluating performance, incorporating adjustments for current and future risks and the cost of capital.

•	When measuring the performance of financial and non-financial indicators, it considers both individual management aspects and the targets of the Unit and the Group.

•	When measuring the performance of the control units, it gives greater weighting to targets related to their specific duties than to the financial and the Group targets. This encourages their independence from the business areas that they are supervising.

Specifically with respect to employees performing professional activities that could significantly affect the risk profile of the entity or control functions, including executive directors and members of senior management, the following elements have also been established:

•	Payment in shares of 50% of their Annual Variable Remuneration.

•	Deferral clauses, designed so that a substantial part of the variable remuneration -50% in the case of executive directors and senior management and 40% for the remaining cases- is deferred over a three-year period, thus considering the economic cycle and business risks.

•	Possibility to adjust (lower) the deferred component of the Annual Variable Remuneration on the basis of certain multi-annual assessment indicators related with solvency, liquidity and financing, in addition to the returns and recurrence in the results of the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Obligatory withholding periods over any shares that are vested as a result of variable remuneration.

•	Prohibition against hedging any shares received as annual variable remuneration and those remaining deferred in adherence to the rules mentioned above.

•	A cap on the amount of annual variable remuneration for members of the Identified Staff at a percentage of 100% their fixed remuneration, save positions for which the General Meeting agrees to raise this cap to 200%.

Additionally, the Bank’s Board of Directors, at the proposal of the Remuneration Committee, has established the cases in which the deferred and due variable remuneration could be reduced or not paid to the intended beneficiaries (“malus” clauses) in line with the provisions of previous years. Thus, pursuant to the foregoing rules, parts of the Annual Variable Remuneration deferred and pending payment will not be paid to members of the Identified Staff when any of the following circumstances arise prior to the payment date:

i. The beneficiary has not generated the right to Annual Variable Remuneration of one year as a consequence of the effect on the year’s earnings of transactions recorded to the accounts in previous years when they did generate the right to be paid the annual variable remuneration;

ii. When the beneficiary has been sanctioned for serious breach of the code of conduct and other applicable internal rules, in particular with respect to risks;

On extinction of the contractual relationship, the right to receive payment of the deferred amounts shall only persist in the same terms as if it remained active in cases of retirement, early retirement, unfair dismissal, declaration of permanent disability in any degree or death; and in the case of extinction on mutual agreement, in which the parties shall be bound by the corresponding agreement.

If the BBVA Group obtained negative earnings (reporting losses) in any year, without considering the impact of one-offs, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year the losses were accrued or the deferred amounts that may be payable in the year in which the annual financial statements reflecting said negative earnings are approved.

In any event, the variable remuneration will only be paid if it is sustainable in the light of the BBVA Group’s situation as a whole, and if it can be justified as a function of the Entity’s earnings.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

B	REMUNERATION POLICY FORECAST FOR FUTURE YEARS

B.1 Give a general forecast of the remuneration policy for future years, describing the policy with respect to: fixed components and variable remuneration and per diem payments, the relationship between remuneration and performance, pension systems, conditions of executive directors’ contracts and forecast regarding the most significant changes in remuneration policy with respect to previous years.

General forecast of the remuneration policy

The BBVA director remuneration policy contained in the present report shall remain valid for the next 3 years unless the Board of Directors concurs to modify them through express agreement, which will be remitted to the General Meeting in accordance with applicable legislation.

The fixed amounts indicated in the case of executive directors shall remain fixed so long as the Board of Directors did not agree to update them, in accordance with the level of responsibility taken on in the organisation, the studies and market analyses drawn up by external third parties and the average levels of remuneration of senior managers of the Bank, also considering that, as applicable, such update is to be in line with the changes of the fixed remuneration of the Bank’s senior management. These updates are to be reported in the relevant Annual Report on Remuneration of Directors, which will be submitted to the consideration of the General Meeting.

B.2 Explain the decision-making process for shaping the remuneration policy planned for future years, and the role, if any, performed by the remuneration committee.

Explain the decision-making process for shaping the remuneration policy

The decision-making process for shaping the remuneration policy is subject to the provisions of section A.2.

B.3 Explain the incentives created by the company in the remuneration system to reduce excessive risk exposure and match it to the long-term targets, values and interests of the company.

Explain the incentives created to reduce risks

The incentives created by the Company under the remuneration system to reduce exposure to risks are subject to the provisions of section A.13

C	GLOBAL SUMMARY OF HOW THE REMUNERATION POLICY HAS BEEN APPLIED DURING THE FINANCIAL YEAR ENDING

C.1 Give a brief explanation of the main features of the structure and remuneration items of the remuneration policy applied during the last financial year, resulting in the breakdown of the individual remuneration accrued by each of the directors listed in Section D of this report, and a summary of the resolutions passed by the board to implement these items.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Explain the structure and remuneration items of the remuneration policy applied during the year

Below is a summary of the compensation items and structure under the remuneration policy applied during 2014 to members of the Bank’s Board of Directors, including the amounts of the remuneration corresponding thereto.

As indicated, the Company Bylaws establish a remuneration system that distinguishes between the remuneration for executive directors and that applicable to non-executive directors. In 2014, this comprised the following elements and items:

Executive directors

As regards the fixed remuneration of executive directors in 2014, the Board of Directors, on 30 January 2014, at the proposal of the Remuneration Committee, resolved to maintain the fixed remuneration of the executive directors at: €1,966,260 yearly for Francisco González Rodríguez; €1,748,000 yearly for Ángel Cano Fernández; and €800,000 yearly for executive director José Manuel González-Páramo. These amounts correspond to the item “Salary” indicated in section D.1.a) i).

In keeping with the remuneration system applicable to executive directors for the year, the variable remuneration corresponding to 2014 comprises: (i) an ordinary variable remuneration based on the establishment of value creation indicators (financial and non-financial) and (ii) a system of variable remuneration in shares (SVRS) based on a specific incentive in shares for the management team (Incentive or MTI); (The sum of both items hereinafter referred to as the “2014 Annual Variable Remuneration”).

Moreover, as already indicated, the executive directors will receive their 2014 Annual Variable Remuneration in accordance with the settlement and payment system established in previous years for the other members of the Identified Staff. Its characteristics for the executive directors will be as follows:

•	At least 50% of the total 2014 Annual Variable Remuneration will be paid in BBVA shares.

•	The payment of 50% of their 2014 Annual Variable Remuneration will be deferred in time, paying the deferred amount by one third a year over the three years following settlement.

•	The shares paid may not be availed for one year as of the date of delivery. The withholding will be applicable to their net amount, after discounting the part needed to pay taxes on the shares received.

•	In specific cases, the payment of the variable remuneration may be limited or impeded (malus clauses).

•	The deferred parts of the 2014 annual variable remuneration will be updated in the terms established by the Bank’s Board of Directors.

•	Lastly, the Annual Variable Remuneration in 2014 for executive directors will be capped at a maximum amount of 200% of the fixed component of the total remuneration, subject to approval of the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

After closing the year, the 2014 Annual Variable Remuneration of executive directors has been determined and will be paid in accordance with the settlement and payment system described above under the following terms:

Ordinary variable remuneration:

Calculation of the executive directors’ ordinary variable remuneration for 2014 employed the indicators and weightings established at the beginning of the year by the Board of Directors at the proposal of the Remuneration Committee.

	The Group’s Recurring Economic Value Added (EVA) in constant euros, without one-offs	The Group’s Attributable Profit, without one-offs	The Group recurring Cost- Income Ratio in constant euros, without one-offs	Indicators inherent to the function
Francisco González Rodríguez	50%	30%	20%
Ángel Cano Fernández	50%	25%	15%	10	%.
José Manuel González-Páramo	15%	10%	5%	70%

The calculation of the amount corresponding to the percentage of variable remuneration benchmarked to each indicator was done on the basis of performance scales established by the Board of Directors at the start of the year.

These scales have been defined on the basis of the year-on-year performance of the indicator so that the amount of variable remuneration benchmarked to each indicator does not vary if the same performance is achieved as in the previous year. Thus, if the performance of the previous year for one indicator is repeated, in like-for-like terms, the performance of the bonus benchmarked to the indicator will be the same. Positive or negative changes in the performance of indicators trigger changes of the same sign in the amount of variable remuneration benchmarked to those indicators, with a growing correlation in such changes.

Variable remuneration in shares:

The calculation of the executive director variable remuneration in shares corresponding to 2014 considered the indicators and weightings established by the General Meeting for the 2014 Management Team Incentive, on which the System of Variable Remuneration and its weighting are based, namely:

TSR	50%
Recurring Economic Value Added (EVA) without one-offs in constant euros	25%
The Group’s Attributable Profit, without one-offs	25%

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The calculation of the amount of the part of the variable remuneration benchmarked to each indicator was based on a coefficient multiplier of between 0 and 2, determined as a function of the level obtained in the year for each of the three referred indicators.

For 2014, the multiplier corresponding to the TSR was 0 as BBVA’s final ranking on the comparative table for the period from 1 January 2012 to 31 December 2014 was 14th among the peer group of 18 banks established by the General Meeting in March 2014 (BNP Paribas, Société Genérale, Deutsche Bank, Unicredit Group, Intesa Sanpaolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase y Wells Fargo), according to the following scale:

POSITION	MULTIPLIER
1.	2,0
2.	2,0
3.	2,0
4.	1,9
5.	1,8
6.	1,7
7.	1,6
8.	1,4
9.	1,2
10.	1,0
11.	0,0
12.	0,0
13.	0,0
14.	0,0
15.	0,0
16.	0,0
17.	0,0
18.	0,0
19.	0,0

This, together with the outcome of the two other indicators established (Recurring Economic Value Added without one-offs and in constant Euros, and Attributable Profit without one-offs), gives an average coefficient for the Incentive of 0.4775. Applying this to the number of units allocated to each beneficiary (155,000 units in the case of Francisco González Rodríguez; 117,000 units for Ángel Cano Fernández; and 20,000 units for José Manuel González-Páramo, results in the number of shares that will vest to them on settlement.

Given that under the settlement and payment system of the variable remuneration applicable to executive directors, they should receive at least 50% of their 2014 Annual Variable Remuneration in shares, the economic value of the shares arising from the 2014 MTI, corresponding to each executive director; for which, as established by the General Meeting in March 2014, the average closing price of BBVA shares corresponding to trading sessions between 15 December 2014 and 15 January 2015 was considered. As the ordinary variable remuneration exceeds the value of the 2014 MTI, the necessary part of the ordinary variable remuneration in cash was converted into BBVA shares at this same benchmark price in order to achieve the aforementioned percentage of at least 50% in shares. The 2014 Annual Variable Remuneration was thereby determined for each of the executive directors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Consequently, during the first quarter of 2015, the executive directors will receive 50% of the settlement of the Annual Variable Remuneration corresponding to 2014, i.e., €865,644 and 112,174 shares for Francisco González Rodríguez; €530,169 and 68,702 shares for Ángel Cano Fernández; and €85,199 and 11,041 shares for José Manuel González-Páramo. The shares vested may not be availed for one year as of the date of their delivery date under the terms explained above.

The remaining 50% of Annual Variable Remuneration corresponding to 2014 will be deferred over a period of three years. Thus, according to the rules mentioned above, during the first quarters of 2016, 2017 and 2018, the following amounts will be receivable:€288,548 and 37,392 shares to Francisco González Rodríguez; €176,723 and 22,901 shares to Ángel Cano Fernández; and €28,400 and 3,681 shares to José Manuel González-Páramo.

The deferred remuneration will vest as long as none of the circumstances established by the Board of Directors limiting or impeding payment arise. These will be subject to the non-availment criteria described in this Report and updated according to the system resolved by the Board of Directors.

Regarding the calculation of the variable remuneration for executive directors to be included in section D below, for the purposes of this Report, the definition of “accrual” has been followed in accordance with the Report’s instructions.

Thus, section D.1.a) i) below, pursuant to the instructions of the Circular under “short-term variable remuneration”, includes the total cash amount resulting from the calculation of the Annual Variable Remuneration corresponding to 2014. However, this remuneration has not accrued at the date of this Report as, by applying the settlement and payment system, only 50% of the remuneration is payable to executive directors with the remaining 50% deferred, payable one third a year over 2016, 2017 and 2018.

The indicated amount therefore does not constitute short-term variable remuneration, not only since it is calculated on the basis of indicators incorporating a measurement period of over one year -such as Economic Value Added (EVA), which incorporates adjustments for current and future risks– but also since 100% of the amount will not have accrued at the date of this Report, and payment is contingent upon malus clauses. This same criterion applies to remuneration in 2013.

Similarly, regarding executive directors’ variable remuneration in shares, as indicated in section D.1.a) ii) below, BBVA does not have share option plans for its directors or its employees. However, the chart has been completed with information relating to the System of Variable Remuneration in shares for 2014 described in this Report. Thus, the indicated shares have not been delivered during 2014 as indicated and do not correspond to shares to be received by the executive directors in 2015, as only 50% of these will vest to executive directors; with the remaining 50% deferred to vest in thirds over the following 3 years. The amount of this variable remuneration in shares has been calculated using the average closing price of BBVA shares corresponding to the trading sessions between 15 December 2014 and 15 January 2015.

Moreover, the figure for totals established in section D.1.c) of this report corresponding to 2013 does not match the actual figure included for this year in last year’s Annual Remuneration Report, given that a member of the Board of Directors ceased to hold his position in 2013, and the remuneration information for him could not be reflected in the report for that year, hence the total figure for 2013: €14,645 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Corporate pension scheme

Pursuant to the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

The provisions recorded as of 31 December 2014 to cover pension commitments for executive directors stood at €26,026 thousand for the Consejero Delegado; and €269 thousand for José Manuel González-Páramo Martínez-Murillo; after the sums of €2,624 thousand and €261 thousand were set aside in 2014 for the Consejero Delegado and José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death.

These commitments are borne from contracts with the Consejero Delegado and José Manuel González-Páramo to cover the contingencies detailed in section A.5 hereof, and as indicated in the section below, namely D.1.a) iii) “Long-term savings systems”.

No other obligations regarding pensions for other executive directors are in place as of 31 December 2014.

Other remuneration

In 2014, BBVA executive directors benefited from the general incentive systems established for the Bank’s senior management and other remunerations such as vehicle leasing and insurance, as described in section A.10 of this Report, the amounts of which are included in section D.1.a) i) “Other items” below.

Note 53 in the Annual Report corresponds to 2014, indicating the remuneration received by the directors during 2014, attached to section E of this report.

Non-executive directors

The system for non-executive directors, as indicated above and pursuant to article 33 bis of the Company Bylaws, establishes that non-executive directors will receive a fixed annual payment for their membership of the BBVA Board and another amount for their membership of different Committees. Chairing a Committee is given a higher weighting and the amount payable to Committee Members reflects the different duties of each Committee. The Board of Directors periodically reviews these fixed amounts to adapt them to changing market circumstances and the nature of duties that BBVA directors discharge. These amounts have not been updated since July 2007. The amounts for 2014 were the same as those listed in section A.3 above, which are detailed in section D.1.a) i) below.

Pursuant to the system of fixed remuneration in shares with deferred delivery as adopted by the Bank’s General Meeting, in 2015 there will be annual allocation to non-executive directors of a number of “theoretical shares” as part of their remuneration. These will be equivalent to 20% of the total cash remuneration received by the non-executive director in 2014, in line with the average closing prices of the BBVA share during the 60 trading sessions prior to the dates of the respective Annual General Meetings of Shareholders approving the financial statements for each year. These shares will vest, as applicable, on the date on which they cease to be directors on any grounds other than dereliction of duty.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The “theoretical shares” accumulated by each non-executive director of BBVA at 31st December 2014, as well as those allotted to each of them during the same year (equivalent to 20% of the total cash remuneration received by the non-executive director in 2013) are detailed in section D.1.a) ii) below (*). For the purposes of this Report, the “theoretical shares” allotted under the System of Remuneration in Shares with Deferred Delivery for non-executive directors have been equated with “options”, despite the fact that, as indicated, BBVA does not offer option plans to its directors and that these shares will only vest on the date on which the beneficiaries cease to be directors on any grounds other than dereliction of duty.

(*) Includes the shares vested to director Juan Carlos Álvarez Mezquíriz, who ceased to hold a directorship on 14 March 2014.

Further, the Bank has paid premiums for medical and accident insurance policies in 2014 in favour of non-executive directors as described in section A.10 of this Report and as stated in section D.1.a) i) “Other items” below (*).

(*) Combined data that includes the remuneration in kind for all the non-executive directorships held in 2014.

Finally, director José Antonio Fernández Rivero received a total of €546 thousand in 2014 as a result of his early retirement as a former BBVA director. As of 1 November 2014, the retirement date of José Antonio Fernández Rivero, who henceforth began to receive a retirement pension from an insurance company, which amounted to €95 thousand in 2014.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D BREAKDOWN OF INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR

D.1 Complete the following tables on the individual remuneration of each of the directors (including remuneration for carrying out executive functions) accrued during the year.

a) Remuneration accrued in the company covered by this report:

i) Cash remuneration (in thousands of €)

Name/ Type/ 2014 accrual period	Salary	Fixed remuneration	Per diem payments	Short-term variable remuneration	Long-term variable remuneration	Remuneration for membership of board committees	Compensation	Other items	Total 2014	Total 2013
FRANCISCO GONZÁLEZ RODRÍGUEZ	1,966	0	0	1,731	0	0	0	14	3,711	3,573
ÁNGEL CANO FERNÁNDEZ	1,748	0	0	1,060	0	0	0	26	2,834	2,761
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	800	0	0	170	0	0	0	15	985	565
TOMÁS ALFARO DRAKE	0	129	0	0	0	195	0	0	324	302
RAMÓN BUSTAMANTE Y DE LA MORA	0	129	0	0	0	178	0	6	313	316
JOSÉ ANTONIO FERNÁNDEZ RIVERO	0	129	0	0	0	255	0	560	944	1.052
IGNACIO FERRERO JORDI	0	129	0	0	0	210	0	12	351	351
BELÉN GARIJO LÓPEZ	0	129	0	0	0	71	0	11	211	212
CARLOS LORING MARTÍNEZ DE IRUJO	0	129	0	0	0	179	0	12	320	319
JOSÉ MALDONADO RAMOS	0	129	0	0	0	250	0	12	391	391
LOURDES MAÍZ CARRO	0	107	0	0	0	—	0	0	107	—
JOSÉ LUIS PALAO GARCÍA SUELTO	0	129	0	0	0	306	0	12	447	426
JUAN PI LLORENS	0	129	0	0	0	150	0	12	291	290
SUSANA RODRÍGUEZ VIDARTE	0	129	0	0	0	282	0	12	423	320
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ*	0	32	0	0	0	52	0	12	96	349

*	Ceased director duties on 14 March 2014.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ii) Share-based remuneration systems

Name/ Type/ 2014 accrual period	Name of the Plan and implementation date	Ownership of options at the beginning of 2014				Options allocated during 2014					Shares delivered during 2014
		No. of options	No. of shares earmarked	Strike price (€)	Strike period	No. of options	No. of shares earmarked	Strike price (€)	Strike period	Conditions for exercising	No. Price Amount
Francisco González Rodríguez	2014 System of Variable Remuneration in Shares	0	224,348	0	—	0	0	0	—	—	224,348 shares 7.72 € 1,731 €
Ángel Cano Fernández	2014 System of Variable Remuneration in Shares	0	137,403	0	—	—	—	—	—	—	137,403 shares 7,72 € 1.060 €
José Manuel González-Páramo Martínez-Murillo	2014 System of Variable Remuneration in Shares	0	22,081	0	—	—	—	—	—	—	22,081 shares 7,72 € 170 €
Tomás Alfaro Drake	System of Remuneration in Shares with Deferred Delivery	36,466	36,466	0	—	6,693	6,693	0	—	—	0
Ramón Bustamante y de la Mora	System of Remuneration in Shares with Deferred Delivery	62,705	62,705	0	—	6,807	6,807	0	—	—	0
José Antonio Fernández Rivero	System of Remuneration in Shares with Deferred Delivery	60,516	60,516	0	—	8,497	8,497	0	—	—	0
Ignacio Ferrero Jordi	System of Remuneration in Shares with Deferred Delivery	67,202	67,202	0	—	7,500	7,500	0	—	—	0

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Belén Garijo López	System of Remuneration in Shares with Deferred Delivery	3,520	3,520	0	—	4,437	4,437	0	—	—	0
Carlos Loring Martínez de Irujo	System of Remuneration in Shares with Deferred Delivery	50,496	50,496	0	—	6,811	6,811	0	—	—	0
Lourdes Máiz Carro	System of Remuneration in Shares with Deferred Delivery	0	0	0	—	0	0	0	—	—	0
José Maldonado Ramos	System of Remuneration in Shares with Deferred Delivery	27,866	27,866	0	—	8,402	8,402	0	—	—	0
José Luis Palao García Suelto	System of Remuneration in Shares with Deferred Delivery	20,477	20,477	0	—	9,181	9,181	0	—	—	0
Juan Pi Llorens	System of Remuneration in Shares with Deferred Delivery	10,191	10,191	0	—	6,174	6,174	0	—	—	0
Susana Rodríguez Vidarte	System of Remuneration in Shares with Deferred Delivery	47,102	47,102	0	—	6,817	6,817	0	—	—	0
Juan Carlos Álvarez Mezquíriz*	System of Remuneration in Shares with Deferred Delivery	66,562	66,562	0	—	7,453	7,453	0	—	—	74,015 shares 9,43€ 698 €

*	Ceased director duties on 14 March 2014

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

iii) Long-term savings systems

Name/ Type/total	Contribution in the year by the company (thousands of €)		Accumulated funds (thousands of €)
accrual period in years	Year 2014	Year 2013	Year 2014	Year 2013
Ángel Cano Fernández	2,624	1,070	26,026	23,611
José Manuel González-Páramo Martínez-Murillo	261	131	269	98

iv) Other benefits (thousands of €)

b) Remuneration accruing to company directors for membership of boards in other group companies:

i) Cash remuneration (in thousands of €)

ii) Share-based remuneration systems

iii) Long-term savings systems

iv) Other benefits (thousands of €)

c) Summary of remuneration (in thousands of €):

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to the director, in thousands of €.

Where there are long-term Saving Systems, include contributions or endowments made to such systems:

	Remuneration accruing to the company				Remuneration accruing to group companies				Totals
Name / Type	Total cash remuneration	Value of shares granted	Gross profit on options exercised	Total 2014 to the company	Total cash remuneration	Value of shares vested	Gross profit on options exercised	Total 2014 to the group	Total 2014	Total 2013	Contribution to saving systems during the year
FRANCISCO GONZÁLEZ RODRÍGUEZ	3,711	1,731	0	5,442	0	0	0	0	5,442	5,167	0
ÁNGEL CANO FERNÁNDEZ	2,834	1,060	0	3,894	0	0	0	0	3,894	3,751	2,624
JOSÉ MANUEL GONZÁLEZ-PÁRAMO MARTÍNEZ-MURILLO	985	170	0	1,155	0	0	0	0	1,155	660	261
TOMÁS ALFARO DRAKE	324	0	0	324	0	0	0	0	324	302	0
RAMÓN BUSTAMANTE Y DE LA MORA	313	0	0	313	0	0	0	0	313	316	0
JOSÉ ANTONIO FERNÁNDEZ RIVERO	944	0	0	944	0	0	0	0	944	1,052	0
IGNACIO FERRERO JORDI	351	0	0	351	0	0	0	0	351	351	0
BELÉN GARIJO LÓPEZ	211	0	0	211	0	0	0	0	211	212	0
CARLOS LORING MARTÍNEZ DE IRUJO	320	0	0	320	0	0	0	0	320	319	0

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

JOSÉ MALDONADO RAMOS	391	0	0	391	0	0	0	0	391	391	0
LOURDES MAIZ CARRO	107	0	0	107	0	0	0	0	107	—	0
JOSÉ LUIS PALAO GARCÍA SUELTO	447	0	0	447	0	0	0	0	447	426	0
JUAN PI LLORENS	291	0	0	291	0	0	0	0	291	290	0
SUSANA RODRÍGUEZ VIDARTE	423	0	0	423	0	0	0	0	423	320	0
JUAN CARLOS ÁLVAREZ MEZQUÍRIZ*	96	698	0	794	0	0	0	0	794	349	0
Total:	11,748	3,659	0	15,407	0	0	0	0	15,407	13,906	2,885

*	Ceased director duties on 14 March 2014

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

D.2 Give information on the relationship between the remuneration received by the directors and the earnings or other performance indicators of the entity, explaining, where appropriate, how variations in the company’s performance may have influenced the variation in directors’ remunerations.

As indicated in section C.1 of this Report, the 2014 Annual Variable Remuneration of executive directors comprises an ordinary variable remuneration and an Incentive in shares for the Management Team, and the vesting of this Annual Variable Remuneration is in accordance with the settlement and payment system described above applicable to the remuneration for that year.

The Incentive System is oriented so that the amount of ordinary variable remuneration benchmarked to each indicator does not vary if the same performance is achieved as in the previous year. Thus, if the performance of the previous year for one indicator is repeated, in like-for-like terms, the performance of the bonus benchmarked to the indicator will be the same.

The BBVA Attributable Profit without one-offs has grown 17.5% in 2014. This has been accompanied in turn by an improved Cost-Income Ratio in constant euros which went from 51.3% to 52.3%. Likewise, the Recurring Economic Value Added (EVA) improved in 2014 by 27.1% in constant euros, primarily due to the improved cost of capital throughout 2014.

The combination of all these factors has resulted in an improvement of the ordinary variable remuneration in 2014 of 13.96% for Francisco González Rodríguez; 13.51% for Angel Cano Fernández; and 9.96% for director González-Paramo, in comparison with the ordinary variable remuneration in 2013.

The degree of achievement of the objectives linked to Management Team Incentive indicators is similar to the levels from the previous year. TSR has thus obtained a multiplier of zero, which, coupled with the levels achieved in the other two indicators, Recurring Economic Value Added (EVA) in constant euros without one-offs and the Group’s Attributable Profit without one-offs, on a scale from zero to two, yields a final multiplier for this 2014 Incentive of 0.4775 compared to the multiplier in 2013, which was 0.4675; thus the resulting number of shares from this system in 2014 remained steady for executive directors from 2013. However, the drop in BBVA share price during the reference period, from €8.99€ to €7.717, caused reduced incentivation for this concept compared to the previous year.

Thus, as a consequence of the foregoing for ordinary variable remuneration and the Incentive in shares for 2014, the Annual Variable Remuneration of executive directors in 2014 is 8.59% higher for Francisco González Rodríguez; 7.10% higher for the Ángel Cano Fernández, and 4.23% higher for José Manuel González-Paramo compared with their Annual Variable Remunerations for 2013.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

In terms of total annual remuneration, Francisco González Rodríguez’s remuneration has increased in 5.31%; in the case of Ángel Cano Fernandez in 3.77%; and in the case of the director José Manuel González-Páramo in 1.23%.

D.3 Give information on the outcome of the consultative vote of the annual general meeting on the annual remuneration report of the previous year, indicating the number of votes cast against, if any:

	Number	% against total
Votes	3,655,372,324	100%

	Number	% against total
Nay votes	228,694,545	6.26%
Aye votes	3,378,759,124	92.43%
Abstentions	47,918,655	1.31%

E	OTHER INFORMATION OF INTEREST

If there are any relevant aspects relating to directors’ remuneration that you have not been able to describe in other sections of this report but that are necessary to provide more comprehensive and fully reasoned information on the remuneration structure and practices of the company with regard to its directors, list them briefly.

Attached hereto is Note 53 on Remunerations of the BBVA Annual Report corresponding to 2014.

This annual report on the remuneration of directors has been approved by the company’s board of directors on 03/02/2015.

Indicate whether any board members have voted against or abstained with respect to the approval of this report.

Yes ☐	No ☒

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ANNUAL REPORT 2014 – NOTE 53

53. Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

•	Remuneration of non-executive directors in 2014

The cash remuneration paid to non-executive directors who are members of the Board of Directors during 2014 is indicated below. The figures are given individually for each non-executive director and itemised:

			Thousands of Euros
Non-Executive Director remuneration	Board of Directors	Executive Committee	Audit and Compliance Committee	Risk Committee	Remuneration Committee	Appointments Committee	Total
Tomás Alfaro Drake	129	—	71	—	21	102	323
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	—	41	383
Ignacio Ferrero Jordi	129	167	—	—	43	—	338
Belén Garijo López	129	—	71	—	—	—	200
Carlos Loring Martínez de Irujo	129	—	71	—	107	—	307
Lourdes Máiz Carro (2)	107	—	—	—	—	—	107
José Maldonado Ramos	129	167	—	—	43	41	379
José Luis Palao García-Suelto	129	—	179	107	—	20	435
Juan Pi Llorens	129	—	—	107	43	—	278
Susana Rodríguez Vidarte	129	167	—	53	21	41	411
Total (3)	1.395	500	464	588	278	244	3.469

(1)	José Antonio Fernández Rivero, in addition to the amounts detailed above, received a total of €546 thousand as a former director of BBVA now on early retirement. As of 1 November, his status changed to retired, and he has received a retirement pension amount of €95 thousand from an insurance company.
(2)	Ms Lourdes Máiz Carro was appointed director on 14 March 2014, by decision of the General Meeting.
(3)	Juan Carlos Álvarez Mezquíriz, who ceased director duties on 14 March 2014, received a total amount of €84 thousand as compensation for his position on the Board of Directors, Executive Committee and the Appointments Committee.

These amounts likewise include the changes in the composition of the committees during 2014.

Furthermore, €117 thousand in healthcare and accident insurance premiums were paid in 2014 on behalf of non-executive directors.

•	Remuneration of executive directors in 2014

The remuneration paid to executive directors during 2014 is indicated below. The figures are given individually for each executive director and itemised:

	Thousands of Euros
Executive Director remuneration	Fixed remuneration	Annual Variable Cash Remuneration in 2013 (1)	Deferred Variable Cash Remuneration (2)	Total Cash	Annual Variable Remuneration in 2013 in BBVA shares (1)	Deferred Variable Remuneration in BBVA shares (2)	Total shares
Chairman and CEO	1,966	797	682	3,445	88,670	122,989	211,659
President and COO	1,748	495	432	2,675	55,066	84,995	140,061
José Manuel González-Páramo Martínez-Murillo	800	48	—	848	5,304	—	5,304
Total	4,514	1,340	1,114	6,968	149,040	207,984	357,024

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(1)	Amounts corresponding to 50% of the Annual Variable Remuneration for 2013.

(2)	Amounts corresponding to the sum of the deferred parts of the Annual Variable Remuneration from previous years (2012 and 2011) and the LTI 2010-2011 in shares; as well as their corresponding updates in cash, vested in 2014.

Furthermore, executive directors were paid remunerations in kind and other remuneration in 2014 for a total amount of €54,196, of which €13,527 correspond to the Chairman & CEO; €25,971 to the President & COO; and €14,698 to José Manuel González-Páramo Martínez-Murillo.

Executive director remuneration corresponding to the system applied to BBVA’s entire management team comprises a fixed remuneration and an annual variable remuneration in turn comprises an ordinary variable remuneration in cash and a variable remuneration in shares based on the Incentive for the BBVA Group management team (hereinafter the “Annual Variable Remuneration”).

During 2014, executive directors were paid the amount of the fixed remuneration corresponding to this period and the variable remuneration that corresponded to them in that year according to the settlement and payment system as agreed at the General Meeting (the “Settlement and Payment System”), which determines that:

• At least 50% of the total Annual Variable Remuneration will be paid in BBVA shares.

• The payment of 50% of the Annual Variable Remuneration will be deferred in time, paying the deferred amount during a period of three years following settlement.

• All the shares vesting to these beneficiaries pursuant to the rules explained in the previous paragraph may not be availed during a period of one year after they have vested. This withholding will be applied against the net amount of the shares, after discounting the necessary part to pay the tax accruing on the shares received.

• Moreover, scenarios have been established in which the payment of the Annual Variable Remuneration may be limited or impeded (malus clauses), and

• The deferred parts of the Annual Variable Remuneration will be updated as established by the Board of Directors.

In 2014, executive directors have thus been paid the following variable remuneration:

1.	Annual Variable Remuneration in 2013

The amount corresponding to 50% of the Annual Variable Remuneration (in cash and shares) in 2013 as indicated in the table above. The remaining 50% of Annual Variable Remuneration corresponding to 2013 deferred as per the Settlement and Payment System described above, will be paid, subject to the conditions mentioned above, in three parts during the first quarters of 2015, 2016 and 2017, so that the Chairman & CEO will receive for this concept in each one of these years a sum of €265,713 and 29,557 shares in BBVA; the President & COO, a sum of €165,012 and 18,356 shares in BBVA; and José Manuel González-Páramo, a sum of €15,894 and 1,768 shares in BBVA.

(*)	José Manuel González-Páramo Martínez-Murillo was appointed BBVA director by agreement of the Board of Directors on 29 May 2013, and his Annual Variable Remuneration in 2013 is proportional to the months in this role.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.	Deferred parts of the Variable Remuneration from prior years paid in 2014:

In 2014, the Chairman & CEO and the President & COO were also paid, in application of the Settlement & Payment System, the following variable remuneration:

•	Annual Variable Remuneration in 2012

The amount corresponding to the first third of the deferred Annual Variable Remuneration in 2012, both cash and shares; paid under this concept following the corresponding update: €273,902 with 36,163 shares for the Chairman & CEO, and €166,877 with 22,032 shares for the President & COO.

The remaining two thirds for the deferred Annual Variable Remuneration corresponding to 2012 will be paid during the first quarters of 2015 and 2016, subject to the conditions mentioned above.

•	Annual Variable Remuneration in 2011

The amount corresponding to the second third of the deferred Annual Variable Remuneration in 2011, both cash and shares; paid under this concept following the corresponding update: €381,871 with 51,826 shares for the Chairman & CEO, and €242,883 and 32,963 shares for the President & COO.

The remaining third for the deferred Annual Variable Remuneration corresponding to 2011 will be paid during the first quarter of 2015, subject to the conditions mentioned above.

•	Multi-year Variable Share-based Remuneration Programme for 2010/2011 (“LTI 2010-2011”)

Lastly, in 2014 the Chairman & CEO and President & COO were paid the second third of the resulting deferred shares following settlement of the LTI 2010-2011, namely 35,000 shares to the Chairman & CEO and 30,000 shares to the President & COO, in addition to cash for the updated value of these deferred shares, namely €25,795 for the Chairman & CEO and €22,110 for the President & COO. Thereof payment is deferred to the first quarter of 2015 in the mentioned conditions, of the last remaining third of deferred shares resulting from the settlement of the LTI 2010-2011.

•	Annual Variable Remuneration of executive directors for year 2014

Following year-end 2014, the corresponding Annual Variable Remuneration for executive directors was determined, applying the conditions established by the General Meeting; resulting in, for the first quarter of 2015, executive directors will received 50% thereof, namely €865,644 and 112,174 shares in BBVA for the Chairman & CEO; €530,169 and 68,702 shares in BBVA for the President & COO; and €85,199 and 11,041 shares in BBVA for José Manuel González-Páramo Martínez-Murillo. The payment of the remaining 50% will remain deferred over a period of three years, which will thus be paid out during the first quarters of 2016, 2017 and 2018 in the amount of €288,548 and 37,392 shares in BBVA for the Chairman & CEO; €176,723 and 22,901 shares in BBVA for the President & COO; and €28,400 and 3,681 shares in BBVA for José Manuel González-Páramo Martínez-Murillo.

The payment of the deferred parts of the Annual Variable Remuneration for 2014 will be subject to the conditions of the Settlement and Payment System established according to the agreements adopted by the General Meeting.

As of 31 December 2014, these amounts were recorded under the heading “Other liabilities – Accrued interest” of the consolidated balance sheet.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Remuneration for Management Committee members paid in 2014 (*)

In 2014, the remuneration paid to the members of BBVA’s Management Committee as a whole, excluding executive directors, amounted to €8,764 thousand in fixed remuneration. Additionally, the variable remuneration indicated below was paid in accordance with the described Settlement and Payment System:

(*)	This section includes aggregated information concerning the members of the Management Committee, excluding executive directors who held this position as of 31 December 2014 (13 members).

1.	Annual Variable Remuneration in 2013

An overall amount of €2,734 thousand and 304,579 shares in BBVA were paid in 2014 corresponding to the part of the Annual Variable Remuneration corresponding to 2013, in application of the settlement and payment system applicable to each member of the Executive Committee.

The remaining Annual Variable Remuneration corresponding to 2013 is deferred and will be paid, subject to the conditions cited above, in three parts during the first quarters of 2015, 2016 and 2017, so that this group will receive a sum of €911 thousand (*) and 101,098 shares in BBVA each year.

(*)	According to the average exchange rates applicable as of 31 December 2014.

2.	Deferred parts of the Variable Remuneration from prior years paid in 2014:

•	Annual Variable Remuneration in 2012

The overall amount of €765 thousand and 101,407 shares in BBVA, were paid corresponding to the first third of the deferred Annual Variable Remuneration for 2012 after being updated.

The remaining Annual Variable Remuneration corresponding to 2012 will be paid in thirds during the first quarters of 2015 and 2016 under the conditions mentioned above.

•	Annual Variable Remuneration in 2011

The overall amount of €989 thousand and 134,618 shares in BBVA, were paid corresponding to the second third of the deferred Annual Variable Remuneration for 2011 after being updated.

The remaining third for the deferred Annual Variable Remuneration corresponding to 2011 will be paid during the first quarter of 2015 under the conditions mentioned above.

•	LTI 2010-2011

The total of 89,998 shares, were paid to the members of Executive Committee corresponding to the second third of the deferred shares resulting from the liquidation of the LTI 2010-2011. An additional €66 thousand were paid in concept of updating the deferred shares that were delivered.

The remaining third for the deferred shares resulting from liquidation of the LTI 2010-2011 for this group will be paid during the first quarter of 2015 under the conditions mentioned above.

In 2014, the remuneration in kind paid to the members of the Management Committee as a whole, excluding executive directors, amounted to €1,084 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	Share-based remuneration system with deferred delivery for non-executive directors

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on 18 March 2006 and renewed for an additional 5-year period through an agreement by the AGM held on 11 March 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total cash remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary General Meetings approving the annual financial statements for each year.

The delivery of the shares will be made, if applicable, to each beneficiary on the date he or she leaves his/her position as director on any grounds other than dereliction of duty.

The number of “theoretical shares” allocated to each non-executive director beneficiary of the deferred share distribution system beneficiaries in 2014, corresponding to 20% of the total cash remuneration received by the each in 2013, is as follows:

	Theoretical shares allocated in 2014	Theoretical shares accumulated as of 31 December 2014
Tomás Alfaro Drake	6,693	43,159
Ramón Bustamante y de la Mora	6,807	69,512
José Antonio Fernández Rivero	8,497	69,013
Ignacio Ferrero Jordi	7,500	74,702
Belén Garijo López	4,437	7,957
Carlos Loring Martínez de Irujo	6,811	57,307
José Maldonado Ramos	8,402	36,268
José Luis Palao García-Suelto	9,181	29,658
Juan Pi Llorens	6,174	16,365
Susana Rodríguez Vidarte	6,817	53,919
Total (1)	71,319	457,860

(1)	Juan Carlos Álvarez Mezquíriz, who ceased to be a director on 14 March 2014, was assigned 7,453 theoretical shares.

•	Pensions commitments

The provisions recorded as of 31 December 2014 to cover pension commitments for executive directors stood at €26,026 thousand for the President & COO; and €269 thousand for José Manuel González-Páramo Martínez-Murillo; after the sums of €2,624 and €261 thousand were set aside in 2014 for the President & COO and José Manuel González-Páramo Martínez-Murillo, respectively, to cover the contingencies of retirement, disability and death contemplated in their contracts.

No other obligations regarding pensions for other executive directors are in place.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The provisions registered as of 31 December 2014 for pension commitments for Management Committee members, excluding executive directors, amounted to €89,817 thousand, of which €8,649 thousand were charged against 2014 earnings.

•	Extinction of contractual relationship

The Bank does not have any commitments to pay severance indemnity to executive directors other than the commitment in respect of José Manuel González-Páramo Martínez-Murillo, who is contractually entitled to receive an indemnity equivalent to twice his annual fixed remuneration should he cease to hold his position on grounds other than his own will, death, retirement, disability or dereliction of duty.

The contractual conditions of the President & COO determine that should he cease to hold his position for any reason other than his own will, retirement, disability or dereliction of duty, he will be given early retirement with a pension payable, as he chooses, through a lifelong annuity pension, or by payment of a lump sum that will be 75% of his pensionable salary should this occur before he is 55, and 85% should it occur after he has reached said age.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2015	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Authorized Representative